QuantRx Biomedical Corporation

P.O. Box 4960, Portland, Oregon 97062

October 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

RE:

QuantRx Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2010

Filed April 14, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Filed August 16, 2011

File No. 000-17119

Dear Mr. James:

We thank you for your comment letter dated October 14, 2011 (the “Comment Letter”) addressed to QuantRx Biomedical Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.  With the Staff’s concurrence, and as requested by the Company in its response to the Staff’s Comment Letter, dated September 21, 2011 (the “Initial Response”), the Company intends to add the requested disclosure set forth below and in the Initial Response in an amended Form 10-K and Form 10-Q filed with the Commission at such time as the Staff approves the Company’s responses (each, an “Amended Filing”).

Form 10-K for the Fiscal Year Ended December 31, 2010 filed April 14, 2011

Item 8.  Financial Statements and Supplementary Data, page 26

1.

We note that you plan to amend your December 31, 2010 Form 10-K in response to prior comments 1, 2, 3, 4, 5, 6, 8 and 9.  We also note that you plan to amend your June 30, 2011 Form 10-Q in response to prior comment 12.  Please note that we may have further comments once you file the amendments.

We understand that the Staff may have further comments following review of each Amended Filing, and we will promptly respond to any additional comments raised by the Staff.

Note 14.  Capital Stock, page F-26

2.

Further to your response to prior comment 7, please tell us in more detail how you accounted for and valued each component of the exchange in October 2010 and why.  Explain how you calculated the amount of the gain on the sale of FluoroPharma shares and the amount at which you recorded the Series B preferred stock.  Cite the accounting literature you applied and how you applied that literature to your facts and circumstances.

In October 2010, the Company completed an exchange of its Series A-1 Preferred Stock (“Series A Preferred”) into shares of its Series B Preferred Stock (“Series B Preferred”) and shares of FluoroPharma common stock (the “Exchange”).  Prior to the Exchange, the Company had 4,448,414 shares of Series A Preferred issued and outstanding with a face value of $4,448,414.  In exchange for all the issued and outstanding Series A Preferred, the Company issued 17,916,228 Series B Preferred with a value of $3,583,246, representing 80% of the face value of the Series A Preferred exchanged.  The remaining 20% of the face value of the Series A Preferred of $865,169 was exchanged for 692,135 shares of FluoroPharma common stock using the preferred exchange rate of $1.25 (the “FluoroPharma Shares”), which rate was negotiated by certain substantial holders of the Series A Preferred and the Company.

The Company recorded the Series A Preferred issued in connection with the Exchange pursuant to ASC 470-20-40-4, as there was no gain or loss to be recognized on the exchange of the Series A Preferred for Series B Preferred.  The value of the Series B Preferred issued in connection with the Exchange was recorded net of financial advisory fees.

The Company had previously recorded its investment in FluoroPharma using the equity method.  In October 2010, prior to the Exchange, the Company determined that, as a result of its loss of control of FluoroPharma through the prior sales of FluoroPharma Shares in cash transactions, a change in the classification of the FluoroPharma Shares to marketable securities was required, and therefore recorded an unrealized gain of $415,280 pursuant to ASC 320-10, using $0.60 per share as the market value for the mark to market adjustment.  Upon completion of the Exchange, and issuance of the FluoroPharma Shares to its holders of Series A Preferred, the gain became a realized gain of $415,280.   The difference between the fair market value of the Series A Preferred exchanged ($865,169) and the fair market value of the FluoroPharma Shares ($415,280) was $449,889, and was recorded as an increase to Additional Paid-in Capital.

The table below outlines the net change in Preferred Stock, Additional Paid in Capital and Gain on the Sale of Investments for the three-month period ended December 31, 2010:

	Series A-1	Series B	Additional Paid in Capital	Gain on Sale of Invesments
Beginning balance - September 30, 2010	$ 40,604	-	$ 47,756,355	$ 946,501
Issuance of Series A-1 Preferred Dividends	3,880	-	384,137	-
Redemption of Series A-1 Preferred	(44,484)	-	(4,403,930)	-
Issuance of Series B Preferred	-	$ 179,162	3,404,085
Placement Agent Fees			(112,917)	112,917
Mark to Market AFS Fluoropharma Shares	-	-	-	415,280
Gain on FMV Series A redeemed in exchange for FluoroPharma investment	-	-	449,889	-
Gain on sale of Fluoropharma common stock	-	-	-	789,704
Net other transactions (FV of options and warrants issued in conjuction with the JV formation)	-	-	47,142	(10,028)
Ending balance - December 31, 2010	$ -	$ 179,162	$ 47,524,761	$ 2,254,374

3.

Further, please revise the disclosure to clarify, similar to your response, that you received the cash proceeds of $789,704 for the sale of 1,316,173 shares of FluoroPharma common stock valued at $0.60 per share.

We intend to include the following disclosure in our Amended Form 10-K for the year ended December 31, 2011:

“In October 2010, the Company sold 1,316,173 shares of FluoroPharma Common Stock available for sale to certain of its investors for $0.60 per share resulting in cash proceeds of $789,704.  These proceeds have been recorded as a Gain on Sale of Investments during the period ended December 31, 2010, as the basis in the FluoroPharma Common Stock was now determined to be zero.”

Form 10-Q for the Quarterly Period Ended June 30, 2011 filed August 16, 2011

Item 1. Financial Statements

Statements of Operations, page 3

4.

In response to prior comment 10, you responded that the loss from joint venture of $210,646 for the six months ended June 30, 2011 was due to the write down of all assets and liabilities related to QN Diagnostics, LLC (“QND”), the Company’s former joint venture.  Please explain to us further why you experienced a loss in the value of the investment during the period and how you considered ASC 323-10-35-32 and 35-32A.  Please also discuss why you did not include disclosure and nature of the measurement of the loss.

As noted by the Staff, in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2011, it reported a loss from joint venture of $210,646. Prior to June 30, 2011, the Company’s investment in the joint venture had been written down to zero. Remaining on the balance sheet were residual related party accounts, which were not eliminated in the investment. The net loss recorded is the result of the anticipated settlement which required the write down of $414,719 of related party accounts receivable, $225,959 of related party accounts payable and disposal of $21,885 in fixed assets related to QN Diagnostics LLC (“QND”), the Company’s former joint venture. The write down was necessitated as a result of the recognition that the assets were no longer recoverable in the ordinary course, principally due to the pending settlement of litigation with NuRx Pharmaceuticals, Inc. (“NuRx”), the Company’s joint venture partner in QND, which preliminary settlement discussions were proceeding during the quarter ended June 30, 2011, and formally settled during the quarter ended September 30, 2011.

Upon further review of ASC 323-10-35-32 and 35-32A, we have determined that the transaction may be better categorized as a net Loss on Dispositions.  We intend to amend the Form 10-Q for the quarter ended June 30, 2011 to record the net loss of $210,646 as a Loss on Dispositions, and to revise our discussion in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, to properly characterize the loss.

If you have any questions or would like to discuss the responses or the proposed Amended Filings, please contact the undersigned at (503) 252-9565.

Very truly yours,

/s/ Shalom Hirschman

Shalom Hirschman

Principal Executive, Financial and Accounting Officer